                                                   T # 475341 v.2
9.   Other

On April 24, 2009, the Fund acquired substantially all of the assets of JP Morgan NVIT Balanced Fund, pursuant to a plan of reorganization and liquidation approved by JP Morgan NVIT
Balanced Fund shareholders on April 14, 2009. The purpose of the transaction was to combine two funds managed by NFA with similar investment objectives and strategies. The acquisition was
accomplished by (i) a taxable exchange of 11,522,693 Class II shares of the Fund, valued at $95,904,573, for the assets of JP
Morgan NVIT Balanced Fund, (ii) the pro rata distribution of the
Fund shares to the shareholders of JP Morgan NVIT Balanced Fund in exchange for their 14,067,276 shares outstanding on April 24,
2009, and (iii) the complete liquidation of the JP Morgan NVIT
Balanced Fund. The principal asset acquired by the Fund was cash.
For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value.  The fair value of the assets acquired became the asset's new cost basis.
Immediately prior to the merger, the net assets of the Fund were
$2,211,458,761.

Assuming the acquisition had been completed on January 1, 2009, the beginning of the annual reporting period of the Fund, the
Fund's pro forma results of operations for the year ended
December 31, 2009 are as follows:

Net investment income $55,944,694

Net gain on investments $350,805,856

Net increase in net assets resulting from operations $406,750,550

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of JP Morgan NVIT Balanced Fund that have been included in the Fund's statement of operations since April 24, 2009.